Exhibit 99.3

Hello Everyone,

My name is Marina from the Research Team here at Masterworks.

We are pleased to present xUxnxtxixtxlxexdx by the emerging artist, Nicolas Party.

Nicolas Party is a world-renowned contemporary artist best known for his whimsical portraits, still lifes, and landscapes created with vibrant soft pastels.

Party’s market has continued to grow exponentially with a 238% Annual Record Price Growth Rate, based on data from June 2016 - June 2023, and Top Auction Records as high as $6.6M.

The Artwork is a square landscape pastel on canvas in Nicolas Party’s signature bold, whimsical style. The landscape depicts a forested scene at night with elongated, overlapping trees in various jewel-tones.

So why do we like this painting? Three reasons:

One: Landscape paintings are some of the most commercially desirable works in Party’s oeuvre and as of September 22, 2023, represent three of the artist’s top five auction records.

Two: We believe this work has good upside potential with a similar sales appreciation rate of 50.4% since 2018.

Three: Auction records of artworks similar have achieved prices upwards of $6.6M and are led by Blue Sunset, which sold for $6,667,293 at Christie’s Hong Kong in November 2022, followed by Landscape, which sold for $3,270,000 at Christie’s New York in November, 2021

Thank you for joining us, and we look forward to introducing you to this incredible work by Nicholas Party.